Exhibit 99.1

Given Imaging
Third Quarter 2013
Financial Results Conference Call
November 6, 2013
9:00am ET

Operator:
Please stand by. We’re about to begin. Good day and welcome ladies and gentlemen to the Given Imaging Third Quarter 2013 financial results conference call.  As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Ms. Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar:
Good morning and thank you for joining us today.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer.  Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on Form 20-F, filed March 7, 2013. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most comparable GAAP measures can be found in the company’s third quarter 2013 financial results press release, which is posted on the Given Imaging website.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir:	Thanks Fern and thanks to all of you for joining us today.

We are pleased to report solid financial results this quarter based on a 10% increase in sales reflecting growth from our entire portfolio of GI monitoring and diagnostic products. Importantly, we achieved a company milestone this quarter by reaching $50 million in quarterly sales for the first time in Given Imaging’s history.

During the third quarter we also showed strong profitability based on a combination of higher sales and a continued focus on achieving high level of operating profitability.  As a result, GAAP and non-GAAP net income reached a record $6.6 million and $8.2 million, respectively.  Yuval will provide additional financial details shortly.

Last month, we had a strong presence in two important GI meetings of the year: UEGW in Berlin and the ACG in San Diego.   Both meetings proved highly productive for our company.  More than 150 abstracts highlighting Given Imaging products were presented at these conferences, adding to the robust body of clinical research supporting the use of our products. We issued many press releases about studies presented at those meetings and we invite you to read about these data on our website.

PillCam SB3 and PillCam COLON were featured at our exhibit spaces at both meetings, and we received very positive feedback on both products, as well as our functional diagnostics products.

We have achieved three important regulatory milestones so far this year which should positively impact sales in 2014 and beyond.  In addition to PillCam COLON clearance in Japan, which we received in July, we recently received clearance to market our next generation PillCam SB3 in the US and Japan.  We have begun selling PillCam SB3 in the U.S. and Japan and have initiated the process of upgrading customers with new data recorders.  Also in Japan, we’ve begun installing new workstations.

As we’ve said before, we expect reimbursement for PillCam COLON in Japan will go into effect in the first part of next year. To meet anticipated demand for PillCam SB3 and PillCam COLON, we are increasing the size of our organization in Japan and have already started to train our sales force on this exciting product with a great market opportunity.  We also increased our EMEA sales force by several employees in anticipation of German reimbursement for PillCam SB next year.

Our discussions with the FDA regarding PillCam COLON are ongoing. As we’ve stated previously, we expect to receive clearance this quarter.  Our goal is to begin selling this product in the USA in the first quarter of 2014.

I’ll now turn the call over to Yuval for a more detailed review of our third quarter financial results.

Yuval Yanai:	Thanks Homi. As you mentioned, we achieved revenues of $50 million in the third quarter 2013.

Total PillCam SB sales increased by 9 percent to 63,500 capsules in the third quarter of 2013, compared to 58,200 capsules in the same period in 2012. In the Americas region, PillCam SB sales in the third quarter increased by 7% to 37,500 capsules compared to the same period in 2012.  PillCam SB sales in the EMEA region increased 17% to 16,600 capsules while PillCam SB sales in the APAC region increased by 2% to 9,400 capsules.  This number merits additional explanation because we had strong double digit sales in our key countries in the region – Japan and Australia, which was offset by a decline in China.

Worldwide sales of functional diagnostics products continued to demonstrate double digit growth and increased by 10 percent to $14.6 million in the third quarter of 2013 compared to $13.2 million in the same period last year.  In the Americas region, functional diagnostics product revenue increased by 6% in the third quarter of 2013 to $11.5 million compared to $10.8 million in the same period last year.  Functional diagnostics revenue in the EMEA region increased by 31 percent to $2.3 million, while revenue in the APAC region increased 26 percent to $0.8 million.

Gross margin on a non-GAAP basis in the third quarter of 2013 was 78.3 percent. We are pleased to achieve this high level of gross margin since normally when we introduce a new product, we realize lower margins.  As a reminder, this was the first quarter of sales of PillCam SB3 which has lower gross margins at this initial stage.

On a GAAP basis, operating profit was $6.4 million this quarter, compared to $6.5 million in the third quarter of 2012. Non-GAAP operating profit was $8.3 million this quarter, compared to $8.5 million in the third quarter of 2012.  The slight decrease in operating profit is primarily attributable to continued investment in our global infrastructure, the payment of the medical device tax in the U.S and to the sharp devaluation of the Japanese Yen. The last two items impacted EPS by approximately 3 cents, or $1 million. The volatility of currencies this quarter also affected our financial income line. The adverse effect of exchange rates was off-set by currency hedging.

Tax expenses were lower this quarter due to certain credits related to other periods, and therefore, we expect tax expense to return to a level consistent with prior quarters in the future.

As we mentioned in our press release, we decided to take advantage of a special program initiated by the Israeli Tax Authority that allows Israeli companies to release “trapped profits” by making a highly reduced tax payment on profits that have not been charged for corporate tax. We have been evaluating this opportunity for some time and decided to take advantage of it since the deadline to make this election expires next week. By doing this, we gain more flexibility in future use of these released profits. As a result, the Company will record in the fourth quarter of 2013 a one-time tax expense of approximately $5.4 million, or $0.17 per fully diluted share. The board of the company is now evaluating the use of these funds. We estimate that they will reach a decision by the end of this year.

We achieved a solid increase in both GAAP and Non-GAAP earnings, together with another quarter of strong cash flow.  Net income on a GAAP basis for the third quarter of 2013 increased 8 percent to $6.5 million, or $0.20 per share, compared to $6.0 million, or $0.19 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the third quarter of 2013 increased 4 percent to $8.2 million, or $0.25 per share on a fully diluted basis, compared to $7.9 million, or $0.25 per share on a fully diluted basis, in the third quarter of 2012.

We generated $11.7 million in cash from operating activities in the third quarter and ended the quarter with a cash balance of $142.2 million and a debt-free balance sheet.

The reconciliation between GAAP and non-GAAP earnings is available in our third quarter press release which is posted on our website.

Finally, I would like to mention that we expect that 2013 revenues and EPS will be in the lower end of our guidance which is between $195 million and $205 million.

Moderator, you may now open the call to questions.

Operator:
Thank you. At this time if you would like to ask a question, please press star followed by the number 1 on your telephone keypad. If you're calling from a speakerphone, please make sure your mute function is off to ensure your signal can reach our equipment.

Again, it’s star, 1 to ask a question.

First, we’ll go to Amit Hazan from SunTrust. Your line is open.

Amit Hazan:	Thanks very much. Good morning guys.

Homi Shamir:	Hi, good morning Amit.

Yuval Yanai:	Good morning.

Amit Hazan:
Maybe the first question I would ask is about DR3 and the launch here in the US. Just how we should think about the pace of that upgrade cycle and how to model that opportunity in the next year or so. And in relation, the importance of that to SB3, which you've already launched.

Homi Shamir:
Again, DR3 we start selling it early in October. So far, we have very good feedback from customers. We anticipate to have a couple of hundred units this quarter. And obviously it will start ramping up mainly next year. And, I'm sure Yuval can provide more detail about that and also when we provide the guidance. But this - for 2014 in February. But, it definitely will be a substantial increase in our capital revenue moving forward.

Amit Hazan:
Okay. And then also in the US on COLON – it seems like in the press release you have confidence in that approval before year end. Can you just give us a little bit more color on your kind of discussions more recently with the FDA? Perhaps color on labeling if you can, if that’s where you are in the discussions, and why you feel so confident it’ll happen before year-end?

Homi Shamir:
Again, I tend not to give too much detail of our discussion with the FDA. But you know, we are in discussion and we follow what they are telling us – how close or how far we are. And you know, we’re feeling confidence to come and say that we - it’s an event that will happen in the next two months.

Amit Hazan:	Okay. I'll jump in queue and let the others ask questions. Thanks.

Yuval Yanai:	Thank you.

Operator:	And next we’ll take Jeremy Feffer from Cantor Fitzgerald. Your line is open.

Jeremy Feffer:	Good morning. Thanks for taking my questions.

I wanted to first come and ask about the trapped profits, the $54 million. I recognize you guys are still debating how to use it, but I'm wondering if you can offer any color on how you're weighing the relative merits of different options to - on how to use that cash?

Yuval Yanai:
Well good morning Jeremy. I think this is one of the issues that the Board should discuss within the next few weeks. And as we mentioned before, the Board, probably we understand, would like to complete a discussion before the end of the year.

Just want to clear one point which relates to the number $54 million. $54 million is the total amount of trapped profits. Now under Israeli Corporate law, companies like Given Imaging, from different reasons can distribute immediately without any further steps only about $30 million as a dividend, if decided to do so.

If the company wishes to distribute an additional $20 million, the company should go through the quote because it’s kind of a reduction of the capital of the company. So that can be done obviously, because as you well know, the company has a debt rebalance sheet and enough cash; however, it is not a straightforward transaction such as distribution of $30 million, which is comprised of the aggregate net profits generated by the company during the last eight quarters.

This is by the Israeli corporate law and this is because the company has a relatively low retained earnings, and as you probably know usually companies are not entitled to distribute dividends of an amount which is above its retained earnings. So this is - in Israel, it’s either their retained earnings or the net income generated during the last eight quarters, whichever is higher.

Jeremy Feffer:
Okay. So if $30 million is the limit on dividends, why $54? Then - or what would you do with the remaining $24? Would that be acquisitions? And if so, what is typically the tax treatment of - on acquisitions?

Yuval Yanai:
Well, this is the same as we announced. The Board will evaluate what are the best ways to use these amounts, and the Board may decide either to assign this amount to additional acquisition of companies or whatever.

Jeremy Feffer:
Okay. And then just quickly on Japan, I'm wondering two things. One, what did sales - what were sales like excluding the impact of currency? And, what kind of currency assumptions are you making in the remaining guidance for 2013?

Homi Shamir:
Jeremy, the sales in Japan - I will get the number in a second, but it was in the double-digit growth - a very strong double-digit growth I would say. It’s about… I will get the number in a few second. I think PillCam grew there at about 26%, 27%.

And similarly in Australia, Australia also had a very strong PillCam sales during Q3. If you want, Yuval will dig the number…

Yuval Yanai:
In the - I would say that in the Japanese Yen, we generated this quarter almost 700 million of Japanese Yen that would’ve been very close to $10 million of revenue if Japanese Yen wouldn’t have been devaluated by 25%.

Jeremy Feffer:	Okay, thank you very much.

Yuval Yanai:	You're welcome.

Operator:	And once again if you'd like to ask a question, it is star, 1 on your telephone keypad.

And we’ll go next to Bryan Brokmeier with Maxim Group. Your line is open.

Bryan Brokmeier:	Hi. Thanks for taking the question.

On the trapped profits again, is the $5.4 million tax paid out of the $54 million of trapped profits?

Yuval Yanai:	Yes.

Bryan Brokmeier:	It is paid out of - so then the total that you could pay out is dividends or share buybacks is just under $50 million then, or you know $49 - just under $49 million?

Yuval Yanai:	Yes.

Bryan Brokmeier:
Okay. And you said that you'd have to go back to the courts to pay out more than the $30 million, but you could also hold off on that other you know $20-some odd million until you generate future profits and have greater retained earnings and pay it out of that, right, and then you wouldn’t have to go back to the courts to pay out more?

Yuval Yanai:	Exactly.

Bryan Brokmeier:	Okay. And the Medical Device Tax, could you quantify that for us?

Yuval Yanai:	Yes. That was approximately $500,000 for the quarter and approximately $1.5 million for the nine month period.

Bryan Brokmeier:	Okay. And are you seeing customers reducing their inventories of the SB2 ahead of the SB3 launch in Japan?

Homi Shamir:	No.

Bryan Brokmeier:	Or in the United States or anywhere else?

Homi Shamir:
As you know, end-user normally don’t have, especially when you work in the direct sales force, they don’t have a large inventory at all. Normally, they have a ten pack or a five pack, so there’s no - we don’t see any - eventually, they will phase out when we sell them the SB3.

And again, we are not going to convert all of our customers in the USA next year to be using SB3. It will take them time and it will be a process at least for a year and a half.

Bryan Brokmeier:
Okay, thanks. And then my last question. Are you able to identify increased traction in the Crohn’s market as a driver behind the strong Americas performance? Or, what else could’ve been the cause of that strength?

Homi Shamir:
Probably Crohn’s, I cannot have the scientific evidence to tell you, because as we keep saying all along, the CPT is the same, but we assume that  - with all the effort and we put tremendous effort into penetrating the Crohn’s market, this being the focus of the USA sales force here for the last two years, that eventually we are getting some traction into this market.

Bryan Brokmeier:	All right, thanks a lot.

Operator:	And we’ll take our next question from Jeremy Feffer from Cantor Fitzgerald. Your line is open.

Jeremy Feffer:	Hey, sorry, one quick follow-up for me.

Any commentary you can offer on COLON in Europe now that you're - you know, you got some regulatory progress in Japan, moving closer to approval in the US, presumably? Has there been any follow-through in Europe, especially with you know overall PillCam sales growing nicely there?

Homi Shamir:
We just finished, Jeremy, UEGW, we have mounting evidence of clinical work that’s been done in Europe of C2 – very convincing from a lot of places around - we are working in France, for example, on a large clinical trial to convince the authority of using a C2 in France after a positive FOBT.

So we keep doing it, but we need to continue to build this mounting evidence of clinical work, and it’s a process that will take time.

Jeremy Feffer:	Okay, thank you.

Yuval Yanai:	Thank you.

Operator:	And at this time we have no further questions. I'd like to turn it back to Homi Shamir for closing remarks.

Homi Shamir:
Thank you all for participating in our call today. Yuval and I will both be traveling around the USA over the next several weeks to meet with many of you. We will also be in San Francisco in January and look forward to seeing you all then. Thank you.

Operator:	That concludes our call for today. Thank you for your participation.

END